FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of April 2005

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated April 18, 2005, announcing that Registrant’s subsidiary, Spacenet Inc., has been selected to provide a Connexstar broadband satellite network to 237 Arby’s restaurants owned and operated by Arby’s second largest franchisee, Sybra, Inc.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rael Kolevsohn —————————————— Rael Kolevsohn General Counsel

Dated: April 18, 2005

Gilat’s Spacenet subsidiary selected to deploy broadband satellite service to 237
Arby’s restaurants nationwide

Petah Tikva, Israel, April 18, 2005 – Gilat Satellite Networks, Ltd. (Nasdaq: GILTF) today announced that its U.S. subsidiary, Spacenet Inc., has been selected to provide a Connexstar broadband satellite network to 237 Arby’s restaurants owned and operated by the company’s second largest franchisee, Sybra, Inc.

The Connexstar VSAT high-speed network is part of a complete back-of-house and point-of-sale system replacement that Arby’s has implemented in all of its Sybra-owned restaurants. The VSAT network will support retail networking applications that include fast credit authorization, point-of-sale polling and a corporate intranet connection between the stores and Arby’s corporate headquarters in Fort Lauderdale, Fla.

“It was very clear from the beginning of our evaluation process that Connexstar provided excellent application performance and the Spacenet organization provided comprehensive technical and operational support,” said Gilbert Reyes, Vice President, Information Technology for Arby’s, LLC. “Their responsiveness in addressing our requirements also influenced our selection.”

Spacenet President and CEO Bill Gerety said, “This contract award to serve Arby’s is an excellent opportunity for Spacenet to continue its successful relationship with the Arby’s family. We already successfully deployed and maintain an 825-site network for RTM Restaurant Group, the nation’s largest Arby’s franchisee. Today’s announcement is the latest example of our continued growth in the quick-service restaurant space, which is characterized by extremely demanding networking requirements.”

Background on Spacenet’s Connexstar service
Connexstar provides commercial-grade, always-on broadband connectivity to multi-site enterprises of any size, regardless of end-user location. The service supports a wide range of business applications, including high-speed credit authorization, in-store licensed music, distance learning, content multicasting and secure private networking services – all through a single, compact, remote access device incorporating advanced networking and routing functionality.

About Spacenet
Spacenet is the worldwide services group of Gilat Satellite Networks. Spacenet Inc., based in McLean, Virginia, offers connectivity, value-added applications and managed networks to customers in North America and worldwide, including its Connexstar satellite and hybrid terrestrial broadband networking solutions for enterprise and government customers, and StarBand residential and small-office VSAT services. Spacenet has more than 20 years of experience providing wide area networks, application support, customer care and network management for some of the largest satellite-based networks in the world.

Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILTF) is a leading provider of products and services for satellite-based communications networks. The Company operates under two business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators and (ii) Spacenet, which provides managed services for businesses and governments through its Connexstar service brand, for consumers through its StarBand service brand and for rural communities through Spacenet Rural Communications.

Gilat was founded in 1987 and has shipped over 550,000 Very Small Aperture Terminals (VSATs) to more than 80 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and 3 service facilities worldwide.

Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com.”

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Spacenet Media Contact:
Stan Schneider, Schneider Communications
PH. (954) 435-3310; stan@schneidercom.com